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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”), in accordance with the Notices to Shareholders published on April 29, 2025, August 7, 2025, and November 6, 2025, hereby informs its shareholders and the market in general that, regarding the interest on equity related to the 2nd (second), 3rd (third), and 4th (fourth) quarters of the current fiscal year, which will end on December 31, 2025, the amount per ordinary share issued by the Company has been changed, considering the Company’s share buyback program, as per the table below:

Interest on Equity	Amount per Ordinary Share (R$)
4th quarter	0.20462802664
3rd quarter	0.09255757794
2nd quarter	0.19752956772

São José dos Campos, December 15, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations